VOIS INC.
951 Yamato Road
Suite 201
Boca Raton, Florida  33431

telephone (561) 998-3882

November 18, 2009

‘CORRESP’

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Cecilia Blye, Chief, Office of Global Security Risk
Jennifer Hardy, Special Counsel

Re:	VOIS Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2008
Filed December 12, 2008
File No. 0-33053

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated November 9, 2009.  Following are the Company’s responses to such comments.

General

1.
We note from disclosure in your Form 10-K for the year ended September 30, 2007 and your Form S-8 dated November 7, 2007 that according to alexa.com, you are ranked within the top 3,024 websites in Iran.  We also note from user profiles on your website that you have networking users in Iran, Syria, Sudan and Cuba.  Iran, Syria, Sudan and Cuba are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  We note that your Form 10-K does not include disclosure regarding contracts with Iran, Syria, Sudan or Cuba.  Please describe to us the nature and extent of your past, current and anticipated contacts with the referenced countries, whether through direct or indirect relationships.  Your response should describe any services, products, equipment, components and technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had the with governments of those countries or entities controlled by those governments.

RESPONSE: As described in its filings, the Company operates a social networking website.  Visitors to the website may become free members by completing the registration process, providing their name, age, and a valid, confirmed email address.  After joining, members may choose to become buyers of services or manufacturing sellers of services or manufacturing or members may remain a social member whereby they can just socialize with other members.  The Company has never generated any revenues from any individual or entity identified as being located in Iran, Syria, Sudan or Cuba nor to its knowledge has it ever had any direct or indirect contact with any member who posted a free profile on its website and who was located in Iran, Syria, Sudan or Cuba.  The Company is in the process of deleting all free user profiles posted on its website by individuals who are identified as being in Iran, Syria, Sudan or Cuba which we anticipate should be completed within the next several days.  In addition, the Company is blocking all IP addresses originating in those countries.

The Company does not now have nor has it ever had any contacts with Iran, Syria, Sudan or Cuba, whether through direct or indirect arrangements and it has no intention of having any such contracts in the future.  Further, the Company has never provided any services, products, equipment, components or technology to Iran, Syria, Sudan or Cuba, nor does it now nor has it ever had any agreement, commercial arrangement, or other contracts with the governments of any of these countries or entities controlled by those governments.

2.
Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan or Cuba.

REPONSES:    As set forth in our response to comment 1 above, the Company has never had any contacts with Iran, Syria, Sudan or Cuba and has no intent to engage in such contact in the future; accordingly, there is no investment risk to its security holders.

The Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Stated.

We trust the foregoing sufficiently response to the staff’s comments.

Sincerely, /s/ Gary Schultheis Gary Schultheis, Chief Executive Officer